EXHIBIT 99.25

[OREZONE LOGO] OREZONE RESOURCES, INC.	For Immediate Release April 24, 2003 Symbol: ORZ.TSX

DISCOVERS NORTH EXTENSION TO ESSAKAN GOLD DEPOSIT
Intersects 39m at 3.5 gAu/t and zone remains open

OREZONE RESOURCES INC. (ORZ.TSX) is pleased to announce more drill results from its Essakan gold deposit in Burkina Faso, West Africa. The Essakan deposit trends northwest to southeast and was thought by previous explorers to be limited in strike length. Recent work by Orezone, which included surface sampling, geological mapping and re-interpretation of the previous data, indicated a possible extension to the north. The recent drill results as attached, not only confirm the existence of the north extension but also that it has the same geology and style of mineralization with similar widths and grades as the main zone of the deposit.

The north extension occurs as two subparallel zones, 1km in length. Nine of the twelve holes were drilled on several fences to test the southern 600m. The remaining three holes were drilled on three separate sections to investigate the northern portion. Of significance, hole ERC394 is the most northerly Reverse Circulation (RC) hole drilled on the Essakan deposit that returned 39m at 3.5 gAu/t.

The first phase drill program consists of 6000m of RC drilling in seventy holes, plus 600m of core drilling in eight holes. Approximately 5000m of drilling has been completed to date with assays received from the first twenty-one holes totalling 2000m. The purpose of the program is to test Orezone’s in house geological modelling of the main deposit, investigate main zone extensions and test high priority targets surrounding the main deposit that have been identified by a soil sampling program. The results of this campaign have so far confirmed the modelling and indicate extensions of the main zone at depth and along strike. The surrounding targets have not yet been drilled. Gold Fields Limited is funding all exploration on Essakan as part of its option to earn a 50% interest in the property by spending US$8.0 million. Orezone is the operator of the program.

“We have recently announced the discovery of more mineralization at depth and now we are finding strike extensions that have the potential to quickly add additional resources to the existing deposit,” says Ron Little, President of Orezone. “This is typical of a very large deposit system and what the joint venture had hoped to discover in order to improve the economics of this deposit.” The drill program is expected to continue until the end of June in order to further test the extensions of the main zone and several new significant targets discovered in the regional soil sampling program surrounding the deposit. More results are expected in the next few weeks as drilling continues.

Orezone is a well-funded mining exploration company with a significant land holding of advanced gold projects in Burkina Faso, West Africa. Orezone has a strategic alliance with Gold Fields Limited.

For further information please contact:
Ron Little, President
Orezone Resources Inc.
174 Cobourg St., Suite 201, Ottawa Ontario Canada K1N 8H5 tel 613 241 3699 fax 613 241 6005
info@orezone.com      www.orezone.com

April 24, 2003	ESSAKAN EXTENSION DRILL RESULTS All holes with significant intersections over 1.0 gAu/t

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  Hole    UTM East   UTM North   Section    Azimuth    Dip    From   To   Width  Cut Grade*
             m           m                  (degree) (degree)   m     m     m      gAu/t
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ERC371    183677     1593584      52600N       63     -55      8.0   9.0   1.0     6.14
                                                              31.0  34.0   3.0     1.36
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ERC374    183632     1593677      52700N       63     -55     11.0  15.0   4.0     1.66
                                                              32.0  34.0   2.0     1.67
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ERC375    183663     1593695      52800N       63     -55     13.0  15.0   2.0     2.89
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ERC376    183568     1593746      52800N       63     -55     13.0  15.0   2.0     2.28
                                                              39.0  43.0   4.0     1.06
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ERC377    183594     1593761      52800N       63     -55     20.0  38.0  18.0     1.31
                                                              49.0  53.0   4.0     2.24
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ERC378    183613     1593778      52800N       63     -55     10.0  22.0  12.0     1.02
                                                              27.0  31.0   4.0     1.09
                                                              34.0  39.0   5.0     1.95
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ERC379D    183529    1593842      52900N       63     -55     48.0  55.0   7.0     1.22
                                                              75.0  79.0   3.0     4.20
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ERC385    183394     1594111      53100N       63     -55     41.0  49.0   8.0     1.65
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ERC389    183417     1594133      53200N       63     -55     37.0  39.0   2.0     2.30
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ERC392    183275     1594276      53400N       63     -45      8.0  10.0   2.0     1.56
                                                              36.0  40.0   4.0     4.50
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ERC393    183256     1594347      53500N       63     -45     29.0  30.0   1.0    13.84
                                                              42.0  46.0   4.0     1.76
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ERC394    183240     1594466      53600N       63     -45      3.0   4.0   1.0     7.03
                                                              29.0  68.0  39.0     3.46
                                                              29.0  34.0   5.0     3.48
                                                              36.0  46.0  10.0     6.98
                                                              51.0  58.0   7.0     1.17
                                                              61.0  68.0   7.0     2.87
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                             *assays cut to 30gAu/t

Note: Samples were collected every 1m down the hole and analyzed at the Transworld laboratory in Tarkwa, Ghana, an internationally recognized laboratory. The extracted gold pregnant solutions are subject to atomic absorption determination and the tails returning values =1.0 gAu/t are subject to fire assay. A minimum of 10% of the samples is for QA/QC, which include duplicates, standards and blanks. The program was carried out under the supervision of Jeffrey Ackert, VP Exploration, and qualified person for Orezone.

Please visit our website to see plan maps and sections for the above drill holes. www.orezone.com